Exhibit 99.B(h)(xxiii)

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 7th day of April, 2014, by and between SkyBridge Capital II, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the SkyBridge Dividend Value Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through three years from the date of the Fund’s inception, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed do not exceed 1.25% with respect to Class A shares, 2.00% with respect to Class C shares and 1.00% with respect to Institutional Class shares (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall be effective from the date that the Fund commences operations and shall terminate automatically three years from that date, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

SkyBridge Capital II, LLC

By:	/s/ Raymond Nolte
Name:	Raymond Nolte
Title:	Managing Partner

FundVantage Trust, on behalf of
SkyBridge Dividend Value Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President